September 10, 2007

U.S. Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	Cytomedix, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2006
Filed February 26, 2007
File No. 001-32518

Ladies and Gentlemen:

Filed today is our response to the Security and Exchange Commission’s (“SEC” or “Commission”) letter to the Company dated August 28, 2007 regarding the Form 10-K for the fiscal year ended December 31, 2006. Set forth below is the text of the comment contained in that letter of August 28 and the Company’s responses thereto. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Statements of Operations, page 26

1.
We reference prior comment three in our letter dated August 8, 2007. We continue to believe that since patent infringement appears to relate to your operations, you should record the settlement within operating income (loss). For classification guidance refer, by analogy, to the presentation guidance from Interpretive Question 2 to the presentation and disclosure guidance from SAB Topic 5-P. Please note that, in general, charges and credits related to operating activities, such as patent infringement matters, should themselves be reported in operating income or loss.

Response
The Company has read Interpretive Question 2 of SAB Topic 5-P,however, it notes that this question is specifically addressing restructuring charges tied to some underlying activity. In the Company’s case, the activity is the litigation settlement itself and therefore it believes that the guidance, by analogy, is not relevant to this set of circumstances.

In its process to determine the most appropriate presentation, the Company analyzed the litigation settlements in two contexts as follows:
▪	Were they part of the Company’s on-going business model
▪	What would provide investors with the most accurate depiction of the Company’s historical performance, and thereby provide a baseline or reference point for analysis of projected and future results

Through this analysis, the Company concluded that litigation settlements were most appropriately presented as Other Income due to the following reasons:

First, litigation settlements, per se, are not part of the Company’s on-going strategy. Currently, the Company has no plans to pursue patent litigation settlements and therefore believes it to be unlikely that it will realize patent litigation settlement income in the foreseeable future. In contrast, the Company is currently pursuing additional licensees for its technology, for use on a prospective basis, which have been and will continue to be recorded under operating income.

Second, the Company feels that it would be misleading to investors to include litigation settlements as part of operations. The Company believes that investors currently use the following key metrics to evaluate the Company:
▪	On-going royalty revenue
▪	Margins on product and royalty revenues
▪	Cash position
▪	Cash used in operations

The inclusion of patent litigation settlements in operations would make the comparison of the period over period operational performance more difficult. In determining where to reflect this income at the time of the first litigation settlement, the Company and its audit committee were very concerned that if this income was included under operating income that investors would improperly draw the conclusion that this income would be on-going and potentially mislead investors to expect similar incomes and cash inflows in the future.

The Company therefore feels that classification of settlements as Other Income most accurately reflects the current business model, best informs and protects investors, and is consistent with both GAAP and the mission of the SEC.

We appreciate the opportunity to provide further clarification to you regarding our financial statement presentation of patent infringement settlements and look forward to reaching agreement with you on the optimal presentation. If you have any further questions, or if we may be of any assistance, please contact the undersigned at 240-499-2680.

Very truly yours,

Andrew Maslan